EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Donaldson Company, Inc. of our report dated June 12, 2019, relating to the statements of net assets available for benefits of Donaldson Company, Inc. Retirement and Employee Stock Ownership Plan as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, appearing in the Annual Report on Form 11-K of the Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan for the year ended December 31, 2018.

/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
June 3, 2020

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